MANAGEMENT PROPOSAL

Shareholders: The management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO presents to the General Extraordinary Shareholders’ Meeting the following proposals:

a)     ratify the execution of a Technical Assistance Agreement entered into by and between the Company and Casino Guichard Perrachon, shareholder Segisor’s holding company, on July 08, 2005, as set forth in such Agreement;

b)     election of an independent director to compose the Board of Directors, according to article 5.1.3.3. of the Shareholders Agreement of Vieri Participações S/A, who was indicated by Casino Guichard Perrachon, a contracting under said Agreement.

Management members attending the Extraordinary General Meeting will be entitled to clarify any information requested by the Shareholders, which are convenient and necessary to take their decision. This is the proposal we want to present which we expect to be approved.

São Paulo, July 29, 2005

THE MANAGEMENT

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